SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CARLOS FADIGAS BECOMES BRASKEM'S NEW CEO

São Paulo, Brazil, December 7, 2010 --- BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in the Americas, announces its business succession plan.

Giving continuity to the planned succession process for Braskem's business leadership, the Board of Directors approved on today's date the appointment of Carlos Fadigas as Braskem's new CEO, succeeding Bernardo Gradin.

Under Gradin's leadership, Braskem has concluded a virtuous cycle that included the consolidation of its presence in the Brazilian and regional markets, in which the acquisition of Quattor played a key role, and the launch of its international operations, with the acquisition of the polypropylene assets of Sunoco Chemicals in the United States (today Braskem America). These two transactions have led Braskem to become the largest producer of thermoplastic resins in the Americas and to define a new strategic vision for 2020 of becoming the global leader in sustainable chemicals. In 2010, when Braskem began producing green polyethylene made from sugarcane ethanol, it became the world's largest biopolymer producer.

Carlos Fadigas participated actively in the negotiations that culminated in the acquisitions of Quattor and Sunoco Chemicals and had headed the operations at Braskem America since the beginning of this year. With a bachelor’s degree in business administration from the University of Salvador (Unifacs) in Brazil and an MBA from the International Institute for Management Development (IMD) in Switzerland, Fadigas has worked in the petrochemical industry since 1992, initially at OPP and Trikem, which are two of the companies that later became Braskem. Between 2002 and 2006, he served as the chief financial officer of contractor Construtora Norberto Odebrecht, until he returned to Braskem as Vice-Chief Financial and Investor Relations Officer, a position he held until the start of this year.

Fadigas will continue to implement Braskem's growth strategy, focusing on the 2020 Vision of becoming the global leader in sustainable chemistry and on its robust program of investments in Brazil and internationally. Today, the main new-capacity projects under development involve the integrated polyethylene plant in Mexico and the doubling of capacity at the PVC plant in the Brazilian state of Alagoas. The Company’s plans also include investments in Peru and Venezuela, and the evaluations of participation in the Comperj and Suape projects in Brazil.

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The selection of Fadigas as Braskem’s new CEO is part of the leadership renewal and succession process of the Odebrecht Organization, where these processes are continuous and occur naturally as the result of new business challenges and dynamics. The decision also is aligned with the need to constantly improve corporate governance processes.

In this newly launched cycle, Braskem reaffirms its permanent commitment to the competitiveness of its Clients and of Brazil's entire chemical and petrochemical chain, which is of strategic importance to the country.

Braskem is the largest thermoplastic resin producer in the Americas. With 31 industrial plants in Brazil and the United States, Braskem produces annually over 15 million tons of thermoplastic resins and other petrochemical products.

For more information, please contact the IR team:

Luciana Ferreira	Roberta Varella
IR Officer	IR Manager
Tel. (55 11) 3576-9178	Tel: (55 11) 3576-9266
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br

Daniela Castro	Marina Dalben	Isabella Alves
IR Analyst	IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9716	Tel: (55 11) 3576-9010
daniela.castro@braskem.com.br	marina.dalben@braskem.com.br	isabella.alves@braskem.com.br

For more information, go to:
www.braskem.com.br/ir

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.